September 6, 2007

VIA U.S. MAIL AND FACSIMILE

W. Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

> RE: Genworth Life and Annuity Insurance Company
>   Guaranteed Income Annuity Certificates
>   Initial Registration Statement filed on Form S-1
>   File No. 333-142494

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statement, which the Commission received on June 4, 2007. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff.

OUTSIDE FRONT COVER PAGE OF PROSPECTUS

1.   Please include a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Item 501(b)(5) of Regulation S-K per Item 1 of Form S-1.

2.   Please provide disclosure regarding the underwriter in accordance with Item 501(b)(8) of Regulation S-K per Item 1 of Form S-1.

PROSPECTUS

3.   **Summary** (pages 4-6)

Please provide the complete mailing address and phone number of the registrant's principal executive offices. *See* Item 503(b) of Regulation S-K per Item 3 of Form S-1.

4.   **Asset Charges** (pages 4 and 14)

        a.   Please disclose that Asset Charges listed are in addition to those that may be imposed by the Advisor or the mutual and exchange traded funds.

        b.   Please revise the disclosure which states that "Asset Charges are not invested in a separate account . . ." or explain to the staff the basis for that disclosure.

        c.   Please disclose the guaranteed maximum charges prior to disclosing current charges.

        d.   Consider removing the tables that convert the charges to a dollar fee from the Summary.

5.   **How does my Certificate work?** (pages 5-6)

        The disclosure in the first full paragraph on page 6 states that the "Withdrawal Guarantee" is the maximum amount that can be withdrawn each year "without reducing the Withdrawal Guarantee." Please clarify the disclosure.

6.   **Third parties may allege intellectual property rights** (page 7)

        Please explain the consequences to Certificate holders of this disclosure.

7.   **Management of Your AssetMark Account** (pages 8-10)

        a.   Please prominently disclose that the asset allocation strategies are intended to reduce the possibility that the Company would be required to make payments under the Group Guaranteed Income Annuity Certificate.

        b.   Please explain to the staff whether the Company may require that AssetMark amend its asset allocation strategy after it has been approved.

        c.   Please explain to the staff the full role of AssetMark relative to the offering of the guarantee and the selection of a particular strategy, including how the process conforms to the requirements of the Investment Advisers Act of 1940.

        d.   Please expand on the disclosure on page 10 that the reallocation transaction may have tax consequences.

        e.   The disclosure on page 9 discusses possible termination of the Certificate if the Certificate holder fails to select another model pursuant to a notice. Please explain to the staff whether the notice is provided to the Certificate holder or to the Advisor.

8.   **How is the Initial Withdrawal Guarantee Calculated?** (page 11)

Please clarify the disclosure to explain whether the Initial Withdrawal Guarantee will ever decrease as a result of a change in the Withdrawal Guarantee Factor.

9.   **Other Increases in the Withdrawal Guarantee** (page 12)

a.   The disclosure indicates the Certificate may contain several endorsements, which are additional features included in the price of the Certificate. The endorsements, however, are not clearly identified in the disclosure.

b.   The last sentence of the second paragraph in this section refers to Items 2, 3 and 4, but the prior sentence lists only three items. Please resolve the apparent discrepancy.

c.   In the example to the step-up feature, the narrative explanation of the formula appears inconsistent with the numeric example presented. Please clarify the example. Also, the narrative refers to the sum of each individual Addition's Withdrawal, but the fact pattern does not refer to any disbursement from the Account. Was the term "Withdrawal Guarantee" intended?

10.   **Considerations in managing Withdrawals from my Account** (pages 13-14)

Consider disclosing that while you should wait until on or after a Withdrawal Year to begin making withdrawals, the longer you wait after such date to start making withdrawals from your account, the less likely you will be to benefit from your guarantee because of decreasing life expectancy.

11.   **Illustration of How the Certificate Works** (page 18)

The current placement of the chart is confusing as to whether it applies to "Example 1"or "Example #1a." Consider providing a chart following the "Result" for both "Example #1" and "Example #1a."

12.   **Financial Strength of the Company** (page 19)

Aside from referring the reader to the financial statements to ascertain the financial condition of the company, please provide plain English disclosure regarding the same, *e.g.*, company rating etc. The disclosure should also address what would happen if the company was unable to pay for the benefits of the Certificate.

13.   **Asset Allocation Issues** (page 19)

        a.   The disclosure states AssetMark has agreed to certain investment parameters for those strategies eligible for use with the Certificate. Please provide disclosure detailing the parameters to which AssetMark has agreed. Please also disclose whether those parameters may change.

        b.   Please explain the disclosure that AssetMark invests assets in Accounts in light of the disclsourre on page 10 describing the roles of AssetMark and the Advisor.

14.   **Termination of the Contract and Certificate** (pages 19-20)

        a.   The disclosure states that in the event the Contract is suspended or terminated by the Company, a Certificate Owner may elect to preserve the Withdrawal Guarantee by transferring the Account to an annuity contract offered by the Company or another account insured by the Company. Is an annuity contract a suitable product to be used in connection with the Certificate?

        b.   Please disclose, if applicable, that expenses for an alternative product may be greater than that for the Certificate.

        c.   Please explain to the staff why Genworth should be able to automatically terminate the Certificate if AssetMark fails to invest the assets in accordance with one of the designated Asset Allocation Models when the Certificate holder has not entered into an advisory relationship with AssetMark.

        d.   Please explain to the staff how many notices will be provided before a Certificate is terminated.

        e.   Please define the term "suspension" as it relates to the Certificates, including whether Withdrawal Guarantees are recalculated as scheduled and whether charges will continue to be imposed.

15.   **Sales of the Certificates** (page 21)

        Please disclose briefly the nature of the obligation of the underwriter to take the securities as required by Item 508(a) of Regulation S-K per Item 8 of Form S-1. Also, please describe the plan of distribution and the terms of any agreement, arrangement, or understanding entered into with broker(s) or dealer(s) prior to the effective date of the registration statement. Item 508(c)(2) of Regulation S-K.

16.   **Sales of the Certificates** (pages 21-22)

        The disclosure notes that, at times, Capital Brokerage Corporation may make other cash and non-cash payments to selling firm. Please clarify what constitutes "non-cash" payments.

17.   **Experts** (page 24)

        Please complete disclosure as required by Item 509 of Regulation S-K per Item 10 of Form S-1.

18.   **Disclosure of Commission Position on Indemnification**

        Please include the disclosure regarding indemnification as required by Item 510 of Regulation S-K per Item 12A of Form S-1.

PART II

19.   Please include the financial schedules per Item 16(b) as required by Regulation S-X and Item 11(e) of Form S-1.

20.   Please explain to the staff why a power of attorney is not applicable to this registration statement.

21.   **Financial Statements, Exhibits, and Certain Other Information**

        Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

22.   **Representations**

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6765. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Mark Cowan
Senior Counsel
Office of Insurance Products